Exhibit (a)(1)(iv)

Form of Letter from the Fund to Shareholders

in Connection with the Fund’s Acceptance of Shares

BLACKROCK PRIVATE CREDIT FUND

c/o State Street Bank

Attn: Quincy Nunnally-Transfer Agency

1776 Heritage Drive

JAB/3

North Quincy, MA 02171

THIS LETTER IS BEING SENT TO YOU BECAUSE YOU TENDERED COMMON SHARES OF BENEFICIAL INTEREST IN THE FUND, OR A PORTION THEREOF.

[DATE]

Dear Shareholder:

This letter serves to inform you that BlackRock Private Credit Fund (the “Fund”) has received and accepted for repurchase (subject to any proration in the event the tender offer was oversubscribed) your tender of common shares of beneficial interest (“Shares”) in the Fund.

In accordance with the terms of the tender offer, you will be issued a non-interest bearing, non-transferrable promissory note (the “Note”), which will be held on your behalf by State Street Bank and Trust Company, the Fund’s transfer agent (“Transfer Agent”), entitling you to receive payment for your tendered and repurchased Shares (subject to any proration in the event the tender offer was oversubscribed) in an amount equal to the net asset value of such Shares as of June 30, 2024 less the 2% Early Repurchase Deduction (if applicable).

If you have any questions (or wish to request a copy of your Note), please contact the Fund’s Transfer Agent at (888) 204-3956. Investors who invested in the Fund through a financial intermediary should contact their financial intermediary directly.

Sincerely,

BlackRock Private Credit Fund